Filed by Insight Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-40775

Subject Company: Insight Acquisition Corp.

Alpha Modus Announces Intellectual Property License Agreement with Xalles Holdings and its Subsidiary CashXAI

CORNELIUS, N.C., April 16, 2024 (GLOBE NEWSWIRE) – Alpha Modus, Corp. (“Alpha Modus”), a technology company with a core focus on artificial intelligence in retail, today announced it has entered into an intellectual property license agreement with Xalles Holdings Inc. (OTC: XALL) (“Xalles”), a holding company focused on innovative technology and financial service solutions, and its wholly owned subsidiary CashXAI Inc. (“CashX”). CashX, through its proprietary self-service kiosks and mobile application, allows the unbanked and underbanked communities access to financial services, including digital currency.

The license agreement licenses to Xalles and its subsidiary, CashX, the exclusive right to use all of Alpha Modus’s patented intellectual property in connection with CashX’s promotional, advertising, and operational functions, including co-development arrangements with Alpha Modus, within the Exclusive Industry. The “Exclusive Industry” means the industry relating to self-service kiosks located in retail food, drug and convenience stores for the purpose of serving Unbanked and Underbanked consumers, by offering banking, phone and insurance solutions to the consumer. An “Unbanked” consumer means a person that does not have a checking or savings account with an FDIC-insured institution, and an “Underbanked” consumer means a person that has or had a checking or savings account with an FDIC-insured institution, but regularly uses non-traditional banks such as Venmo or the Cash App, or lenders such as a check cashing company or payday lender.

About Alpha Modus

Alpha Modus engages in creating, developing and licensing data-driven technologies to enhance consumers’ in-store digital experience at the point of decision. The company was founded in 2014 and is headquartered in Cornelius, North Carolina. For additional information, please visit alphamodus.com. Effective as of October 13, 2023, Alpha Modus entered into a business combination agreement (the “BCA”) with Insight Acquisition Corp. (“Insight”), pursuant to which Alpha Modus would be acquired by Insight (the “Business Combination”). The closing of the proposed Business Combination is subject to a number of conditions, as set out in the BCA, including but not limited to approval of the transaction by Insight’s stockholders and Alpha Modus’ stockholders, the SEC declaring Insight’s registration statement on Form S-4 effective and other customary closing conditions.

About Insight Acquisition Corp.

Insight Acquisition Corp. (NASDAQ: INAQ) is a special purpose acquisition company formed solely to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Insight Acquisition Corp. is sponsored by Insight Acquisition Sponsor LLC. For additional information, please visit insightacqcorp.com.

About Xalles Holdings Inc.

Xalles Holdings Inc. is a holding company, specializing in innovative technology and financial service solutions. Focused on growth and diversification, Xalles Holdings is committed to developing technology-based solutions across various sectors, with an emphasis on supporting disruptive companies. Utilizing its proprietary Xalles RISE Business Model (Roll In, Selected Exit), the company actively seeks acquisition targets with solid management teams, robust business models, expansive total attainable markets (TAM), and enticing exit opportunities. Emphasizing the integration of blockchain and AI technologies, Xalles provides solutions to capture recurring revenue streams over time. For additional information, please visit Xalles.com.

About CashXAI Inc.

CashXAI Inc. offers a dynamic platform for individuals lacking traditional banking access. The CashX mobile app simplifies converting cash into digital currency, supporting transactions from bill payments to cryptocurrency investments without requiring a bank account. CashX provides financial freedom and management capabilities, providing users to control their finances from anywhere. CashX stands at the forefront of bridging financial gaps for underbanked communities. For additional information, please visit CashX.ai.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed Business Combination, Insight and Alpha Modus have filed with the SEC a registration statement on Form S-4, which includes Insight’s proxy statement (the “Registration Statement”), and which Registration Statement has not yet been declared effective by the SEC. The Company’s stockholders and other interested persons are advised to read, when available, the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed Business Combination, as these materials will contain important information about Insight and Alpha Modus, and the proposed Business Combination. Promptly after filing its definitive proxy statement relating to the proposed Business Combination with the SEC, Insight will mail the definitive proxy statement and a proxy card to each Insight stockholder entitled to vote at the special meeting on the Business Combination and the other proposals. Insight stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, and other relevant materials filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov" www.sec.gov or upon written request to Insight Acquisition Corp. at 333 East 91st Street, #33AB New York, NY 10024.

Participants in the Solicitation

Insight and its directors and executive officers may be deemed participants in the solicitation of proxies from Insight’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Insight will be included in the proxy statement for the proposed Business Combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement for the proposed Business Combination when available. Information about Insight’s directors and executive officers and their ownership of Insight’s common stock is set forth in the Company’s final prospectus, as filed with the SEC on September 7, 2021, or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed Business Combination when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Alpha Modus and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement for the proposed Business Combination.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Insight’s and Alpha Modus’ actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements, but are not the exclusive means of identifying these statements. These forward-looking statements include, without limitation, Insight’s and Alpha Modus’ expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the proposed Business Combination, and the timing of the completion of the proposed Business Combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Insight’s and Alpha Modus’ control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the business combination agreement between Insight and Alpha Modus (the “BCA”); (2) the outcome of any legal proceedings that may be instituted against Insight and Alpha Modus following the announcement of the BCA and the transactions contemplated therein; (3) the inability to complete the proposed the proposed Business Combination, including due to failure to obtain approval of the stockholders of Insight and Alpha Modus, certain regulatory approvals, or satisfy other conditions to closing in the BCA; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the BCA or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 pandemic on Alpha Modus’ business and/or the ability of the parties to complete the proposed Business Combination; (6) the inability to obtain the listing of the combined company’s common stock on the Nasdaq Stock Market following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of Alpha Modus to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Insight and Alpha Modus may be adversely affected by other economic, business, and/or competitive factors; (12) risks relating to the uncertainty of the projected financial information with respect to Alpha Modus; (13) risks related to the organic and inorganic growth of Alpha Modus’ business and the timing of expected business milestones; (14) the amount of redemption requests made by Insight’s stockholders; and (15) other risks and uncertainties indicated from time to time in the Registration Statement relating to the proposed Business Combination, including those enumerated under “Risk Factors” therein, and in Insight’s other filings with the SEC. Insight cautions that the foregoing list of factors is not exclusive. Insight and Alpha Modus caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Insight and Alpha Modus do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

Contacts:

Insight Acquisition Corp.

Cody Slach

Gateway Group

+1(949) 574-3860

INAQ@gateway-grp.com

Alpha Modus

Shannon Devine

MZ Group

+1(203) 741-8841

shannon.devine@mzgroup.us

3